Swoon City Music LLC
Statements of Changes in Members' Equity
From February 2, 2016 (Inception) to Decmber 31, 2017
(Unaudited)

	Membership Interest Units				Total Members'
	Class A Units	Class B Units	Amount	Retained Deficit	Equity
Balance, February 2, 2016 (Inception)			$ -	$ -	$ -
Units issued	4,675,000	137,500	158,000		158,000
Net income				(65,183)	(65,183)
Balance, December 31, 2016	4,675,000	137,500	$ 158,000	$ (65,183)	$ 92,817
Units issued		82,500	46,000		46,000
Net loss				(138,683)	(138,683)
Balance, December 31, 2017	4,675,000	220,000	$ 204,000	$ (203,866)	$ 134